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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Motor Cargo Industries, Inc.
                           (Name of Subject Company)

                         Motor Cargo Industries, Inc.
                     (Name of Person(s) Filing Statement)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                             CUSIP NO. 619907 10 8
                     (CUSIP Number of Class of Securities)

                               -----------------

                           Marvin L. Friedland, Esq.
                      Vice President and General Counsel
                         Motor Cargo Industries, Inc.
                            845 West Center Street
                           North Salt Lake, UT 84054
                                (801) 936-1111
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                With a copy to:

                             Reed W. Topham, Esq.
                                Stoel Rives LLP
                       201 South Main Street, Suite 1100
                           Salt Lake City, UT 84111
                                (801) 328-3131

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information.

   The name of the subject company is Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"). The address of the principal executive offices of Motor Cargo is 845 West Center Street, North Salt Lake, Utah 84054, telephone
(801) 936-1111. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, no par value, of Motor Cargo. As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

   The name, business address and business telephone number of Motor Cargo, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific"), to exchange all outstanding shares of Motor Cargo common stock for (i) 0.26 of a share of Union Pacific common stock, (ii) $12.10 in cash or (iii) a combination of both, upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated October 31, 2001, and the related Letter of Election and Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated October 31, 2001, filed by Union Pacific with the Securities and Exchange Commission. As set forth in the Schedule TO, the principal executive offices of Union Pacific are located at 1416 Dodge Street, Omaha, Nebraska 68179, telephone (402) 271-5777.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 15, 2001 (the "Merger Agreement"), by and among Motor Cargo, Union Pacific and Motor Merger Co., a Utah corporation and a wholly-owned subsidiary of Union Pacific ("Merger Subsidiary"). The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Motor Cargo will merge with Merger Subsidiary (the "Merger"). Unless certain specified conditions exist, Merger Subsidiary will be the surviving corporation (the "Surviving Corporation").

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contacts, transactions, negotiations and agreements between Motor Cargo or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Except as described in this Schedule 14D-9 or the Information Statement or as otherwise incorporated herein by reference, to the knowledge of Motor Cargo, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Motor Cargo or its affiliates and (1) Motor Cargo's executive officers, directors or affiliates, or (2) Union Pacific or Merger Subsidiary, or their respective officers, directors or affiliates.

The Merger Agreement

   The summary of the Merger Agreement and the description of the conditions of the Offer contained in "The Merger Agreement" and "The Offer--Conditions of Our Offer," respectively, in the Preliminary Prospectus, which has been filed as an exhibit to the Schedule TO and is being mailed to Motor Cargo's shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Shareholder Agreements

   The summary of the Shareholder Agreements contained in "The Shareholder Agreements" in the Preliminary Prospectus, which has been filed as an exhibit to the Schedule TO and is being mailed to Motor Cargo's shareholders together with this Schedule 14D-9, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Shareholder Agreements, which have been filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

Confidentiality Agreement

   Overnite Transportation Company, a wholly-owned subsidiary of Union Pacific ("Overnite"), entered into a customary confidentiality agreement with Morgan Keegan & Company, Inc. ("Morgan Keegan"), as agent for Motor Cargo, on March 7, 2001 in order to receive information concerning Motor Cargo. A copy of the Confidentiality Agreement has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Stock Options

   As a result of the approval of the Merger Agreement by the board of directors of Motor Cargo (the "Board of Directors"), all stock options outstanding under Motor Cargo's 1997 Stock Option Plan and 1999 Stock Option Plan for Non-Employee Directors (collectively, the "Plans") became fully vested and exercisable in accordance with the terms of the Plans. As permitted by the Plans, the Board of Directors has determined that any unexercised options outstanding on the date the Merger is consummated will terminate, and in consideration of such termination, the holder of each option so terminated will be entitled to receive, with respect to each share of Motor Cargo common stock subject to such option, an amount in cash (net of applicable withholdings) equal to the excess of $12.10 over the per share exercise price of such option.

Salary Continuation Agreements

   Motor Cargo has salary continuation agreements with four of its key management employees. Under the agreements, Motor Cargo is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000. Pursuant to the Merger Agreement, Union Pacific has agreed to cause the Surviving Corporation and its subsidiaries to honor and assume the salary continuation agreements.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board of Directors.

   The Board of Directors, by unanimous vote, has approved and adopted the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and has determined that the Offer and the Merger are advisable and fair to and in the best interests of the shareholders of Motor Cargo and recommends that shareholders of Motor Cargo accept the Offer and tender their shares of Motor Cargo common stock pursuant to the Offer. In reaching their decision as to whether to tender for cash or shares of Union Pacific common stock, shareholders should consider their personal financial situation and consult their own financial, accounting and tax advisors. The Board of Directors also urges shareholders to obtain current quotations for Union Pacific common stock and Motor Cargo common stock. In that regard, you should be aware that on October 29, 2001, the closing market value of 0.26 of a share of Union Pacific common stock was approximately $13.06, which is higher than the per share cash alternative of $12.10 offered pursuant to the Offer. If your shares are not exchanged in the Offer, you will receive the $12.10 in cash, without interest, pursuant to the Merger, the receipt of which may be delayed due to the possibility of a delay in completing the Merger after completion of the Offer. Shareholders who do not tender their shares of Motor Cargo common stock in the Offer will not have a right to receive Union Pacific common stock in the Merger.

   (b) Background; Reasons for the Recommendation; Opinion of Morgan Keegan.

Background

   In response to recent consolidations in the trucking industry, Motor Cargo considered available options to bolster its competitive position, including the possibility of entering into a business combination. On January 16, 2001, Motor Cargo engaged Morgan Keegan to serve as its financial advisor. Representatives of Motor Cargo had preliminary discussions with two potential acquirors but concluded that neither company was prepared to make an offer to acquire Motor Cargo on acceptable terms.

   In February 2001, Marshall L. Tate, who was at that time the Chief Executive Officer of Motor Cargo, was contacted by John Terry, a shareholder of Motor Cargo and a consultant to Overnite. Mr. Terry and Mr. Marshall Tate discussed whether Motor Cargo would be interested in discussing a potential acquisition transaction with Overnite. Subsequently, on March 1, 2001, Mr. Marshall Tate and Harold R. Tate, Motor Cargo's Chairman, each received a telephone call from Leo H. Suggs, Chairman and Chief Executive Officer of Overnite, confirming Overnite's interest in a potential transaction. Thereafter, Overnite contacted Morgan Keegan to discuss the terms of a confidentiality agreement and arrange a meeting between Mr. Harold Tate and Mr. Suggs.

   On March 7, 2001, Overnite entered into a confidentiality agreement with Morgan Keegan, on behalf of Motor Cargo. Pursuant to the terms of the confidentiality agreement, Motor Cargo furnished Overnite with information in connection with its evaluation of a possible transaction with Motor Cargo.

   On March 16, 2001, following Overnite's review of the information provided by Motor Cargo, Mr. Suggs, Patrick D. Hanley, Senior Vice President and Chief Financial Officer of Overnite, and Mr. Terry met with Mr. Harold Tate and Morgan Keegan in Phoenix, Arizona for preliminary discussions regarding whether a transaction could be completed on terms acceptable to both parties.

   As a result of the meeting, Motor Cargo agreed to allow Overnite to proceed with its due diligence investigation of Motor Cargo by teleconference and by conducting investigations in Salt Lake City, Utah. During the remainder of March, Overnite conducted its due diligence activities and, on March 31, 2001, Richard K. Davidson, Chairman, President and Chief Executive Officer of Union Pacific, authorized Mr. Suggs to pursue a possible business combination transaction with Motor Cargo.

   On April 2, 2001, Mr. Suggs, Mr. Hanley and Mr. Terry met with Mr. Harold Tate and Morgan Keegan at the offices of Motor Cargo in North Salt Lake, Utah and indicated that Overnite was potentially interested in acquiring all of the outstanding common stock of Motor Cargo at a value of $10.25 per share. After further discussions, the parties determined that further negotiations would not be likely to produce definitive terms for an acquisition that would be acceptable to both parties.

   In a letter to Overnite, dated April 5, 2001, Motor Cargo's legal counsel requested that all confidential information be returned to Morgan Keegan or destroyed in accordance with the terms of the confidentiality agreement. In a letter dated April 6, 2001, Mr. Suggs confirmed the termination of Overnite's interest in a business combination transaction with Motor Cargo.

   On April 9, 2001, the Board of Directors met and concluded that the terms of the proposed transaction were inadequate.

   Between the latter part of April 2001 and September 2001, Mr. Suggs and Mr. Harold Tate occasionally discussed the operations of their respective companies, and Overnite continued to follow the financial performance of Motor Cargo. In addition, Morgan Keegan was frequently in contact with representatives of Overnite regarding a possible acquisition by Union Pacific of Motor Cargo.

   During the latter part of August and September 2001, Mr. Suggs and Mr. Harold Tate arranged a meeting between Mr. Harold Tate and Mr. Davidson in North Salt Lake, Utah for purposes of determining whether negotiation of an acquisition could resume. On September 6, 2001, Mr. Suggs and Mr. Davidson visited Motor Cargo's facilities in North Salt Lake, Utah and discussed with Mr. Harold Tate a possible acquisition of Motor Cargo by Union Pacific, although no negotiations took place.

   On September 26, 2001, Mr. Suggs visited Motor Cargo's headquarters and made a new proposal for the possible acquisition of Motor Cargo by Union Pacific. Motor Cargo's management reviewed the proposal with Morgan Keegan and Motor Cargo's legal counsel and proposed a modification to the proposal later that day. The proposed modification increased the minimum exchange ratio applicable to the exchange of Motor Cargo shares for shares of Union Pacific common stock. On September 28, 2001, Mr. Suggs confirmed that Union Pacific was interested in pursuing a possible acquisition as modified by Motor Cargo.

   During the next two weeks, legal counsel for both parties negotiated the terms and conditions of the Merger Agreement. Union Pacific and Mr. Harold Tate and Mr. Marvin L. Friedland, Vice President and General Counsel of Motor Cargo, also negotiated the terms and conditions of the Shareholder Agreements relating to the exchange of shares by Mr. Harold Tate and Mr. Friedland, the execution of which was a condition to Union Pacific's proceeding with the transaction with Motor Cargo. During this two week period, representatives of Overnite and Union Pacific conducted further due diligence by teleconference and by investigations in Salt Lake City, Utah.

   On October 15, 2001, the Board of Directors held a special meeting. At the meeting, Motor Cargo's management and legal and financial advisors reviewed the terms of the Merger Agreement and the Shareholder Agreements with the members of the Board of Directors. Morgan Keegan made a presentation to the Board of Directors, including a discussion of analyses used in evaluating the proposed transaction. During the meeting, Morgan Keegan provided its opinion that the consideration to be received by shareholders of Motor Cargo pursuant to the Offer and the Merger is fair to those shareholders from a financial point of view, which opinion was subsequently confirmed by Morgan Keegan in writing. After full consideration and discussion, the Board of Directors unanimously approved and adopted the Merger Agreement, including the Offer and the Merger.

   Following the Board of Directors meeting, the appropriate parties signed the Merger Agreement and the Shareholder Agreements, and the parties issued a joint press release announcing the transaction.

   On October 31, 2001, Union Pacific and Motor Cargo issued a joint press release announcing the commencement of the Offer.

Reasons for the Recommendation

   In making the determination and recommendation described above, the Board of Directors considered a number of factors, including those described below:

   . current industry, economic and market conditions, including recent business combination transactions by other carriers;

   . the Board of Directors' familiarity with the business, financial condition, prospects and current business strategy of Motor Cargo; in this regard, the Board of Directors particularly considered:

     . the historical results, financial condition, results of operations, cash flows, earnings and assets of Motor Cargo;

     . Motor Cargo's future prospects; and

     . the current near-term and long-term outlook for the less-than-truckload
       ("LTL") market;

   . the strategic fit between Motor Cargo and Union Pacific's existing trucking operations;

   . Motor Cargo's business, strategic objectives and prospects if it did not pursue the transaction, and the risks and uncertainties associated therewith, including risks associated with increased competition with larger companies;

   . the fact that Motor Cargo shareholders would be able to elect to receive either $12.10 in cash or, alternatively, 0.26 of a share of Union Pacific common stock (or a combination thereof) for each share of Motor Cargo common stock;

   . the fact that both the cash consideration of $12.10 and the value of Union
     Pacific common stock based upon an exchange ratio of 0.26 of a share represented a substantial premium over the average trading price of Motor Cargo common stock over the past year;

   . the fact that Union Pacific common stock is highly liquid, has a current quarterly dividend of $0.20 per share and would provide shareholders electing to receive Union Pacific common stock with an opportunity to participate in the growth potential of Union Pacific;

   . the Board of Directors' review of public disclosures about the business, financial condition, prospects and current business strategy of Union Pacific, the due diligence review by Motor Cargo's management and financial and legal advisors of Union Pacific and Union Pacific's recent historical stock price performance;

   . Morgan Keegan's analyses presented to the Board of Directors and Morgan
     Keegan's opinion that, based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the Offer and the Merger is fair to shareholders from a financial point of view;

   . the expected ability to consummate the Offer and the Merger as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, which would allow shareholders electing to receive shares of Union Pacific common stock for their shares of Motor Cargo common stock to defer income tax liability until such shares of Union Pacific common stock are sold;

   . the fact that the Offer and the Merger provide for a prompt exchange offer for all shares of Motor Cargo common stock to be followed by a second-step merger at the same cash consideration per share, thereby enabling Motor Cargo's shareholders to obtain the benefits of the transaction at the earliest possible time;

   . the fact that preliminary contacts with other potential buyers did not yield an offer superior to the terms of the Merger Agreement;

   . the belief, based in part upon the analyses of Morgan Keegan and the opinion of senior management, that it was unlikely that a third party would propose a transaction superior to the Union Pacific transaction;

   . the terms of the Merger Agreement, which, subject to certain conditions, allow Motor Cargo to terminate the Merger Agreement upon payment of a $5 million termination fee if a superior proposal to acquire Motor Cargo is made;

   . the significant likelihood that the transactions contemplated by the Merger Agreement and the Offer will be consummated, particularly in light of Union Pacific's reputation, ability to finance the transaction, lack of any financing condition in the Merger Agreement, the ability to terminate the Offer and the Merger Agreement only in limited circumstances and the likely satisfaction of the conditions to the Offer, including the condition that holders tender two-thirds of the outstanding shares of Motor Cargo common stock and the regulatory approval requirements; and

   . the fact that Harold R. Tate, Motor Cargo's majority shareholder, was in favor of the transaction and willing to enter into a Shareholder Agreement providing for the exchange of all of his shares of Motor Cargo common stock for shares of Union Pacific common stock.

   In view of the wide variety of factors considered by the Board of Directors in connection with its evaluation of the Offer and the complexity of such matters, the Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, the Board of Directors did not undertake to determine specifically whether any particular factor (or any aspect of any particular factor) was favorable or unfavorable to its ultimate determination, but rather conducted a discussion of the factors described above, including asking questions of Motor Cargo's management and legal and financial advisors, and reached a general consensus that the Offer is fair to and advisable and in the best interests of Motor Cargo and its shareholders. In considering the factors described above, individual members of the Board of Directors may have given different weight to different factors.

Opinion of Morgan Keegan

   Motor Cargo retained Morgan Keegan pursuant to an engagement letter agreement, dated January 16, 2001 (the "Engagement Letter"), to act as its exclusive financial advisor with respect to a possible business combination involving Motor Cargo. Morgan Keegan is a nationally recognized investment banking firm and was selected by Motor Cargo based on its reputation and experience in investment banking in general and its recognized expertise in the valuation of businesses as well as its prior investment banking relationships with Motor Cargo.

   On October 15, 2001, at the special meeting of the Board of Directors, Morgan Keegan delivered to the Board of Directors its oral opinion (which was subsequently confirmed in a written opinion, dated October 15, 2001) that, as of such date and based on and subject to the matters set forth therein, the consideration to be received pursuant to the Offer and the Merger is fair, from a financial point of view, to the shareholders of Motor Cargo.

   You should consider the following when reading the discussion of the opinion of Morgan Keegan herein:

   . we urge you to read carefully the entire opinion of Morgan Keegan, which is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference;

   . Morgan Keegan's advisory services and opinion were provided to the Board of Directors for its information in its consideration of the Offer and the Merger and was directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the shareholders of Motor Cargo; and

   . Morgan Keegan's opinion does not constitute a recommendation as to whether or not any shareholder should tender shares of Motor Cargo common stock in connection with the Offer or as to how any shareholder should vote with respect to the Merger.

   Although Morgan Keegan evaluated the fairness, from a financial point of view, of the consideration to be received by the shareholders of Motor Cargo pursuant to the Offer and the Merger, the consideration itself was determined by Motor Cargo and Union Pacific through arm's-length negotiations. Motor Cargo did not provide specific instructions to, or place any limitations on, Morgan Keegan with respect to the procedures to be followed or factors to be considered by Morgan Keegan in performing its analyses or providing its opinion.

   In connection with its opinion, Morgan Keegan reviewed, among other things, the following:

   . the draft Merger Agreement and the terms of the Offer and the Merger and drafts of certain related documents;

   . certain publicly available business and financial information relating to Motor Cargo and Union Pacific; and

   . certain other information provided to it by Motor Cargo and Union Pacific.

   Morgan Keegan also held discussions with members of the senior management of Motor Cargo and Union Pacific regarding the strategic rationale for, and the potential benefits of, the transactions contemplated by the

Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Morgan Keegan:

   . reviewed the reported historical prices and historical trading activity for Motor Cargo common stock and Union Pacific common stock for the period from October 16, 2000 to October 15, 2001;

   . compared the financial performance of Motor Cargo and Union Pacific and the prices and trading activity of Motor Cargo common stock and Union Pacific common stock with that of certain other publicly-traded companies and their securities;

   . reviewed the financial terms, to the extent publicly available, of certain other business combinations and other transactions that it deemed relevant;

   . reviewed the potential pro forma impact of the Offer and the Merger on the estimated earnings per share for the year ended December 31, 2002 of Union Pacific under certain scenarios; and

   . performed such other analyses and considered such other factors as it deemed appropriate.

   Morgan Keegan assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion and did not assume any obligation independently to verify such information. Morgan Keegan assumed that the internal financial statements and other financial and operating data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Motor Cargo. Morgan Keegan also assumed that there had been no material changes in Motor Cargo's or Union Pacific's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to it. Morgan Keegan did not make any independent valuation, inspection or appraisal of the assets or liabilities of Motor Cargo or Union Pacific, nor was it furnished with any such appraisals or valuations. In addition, Morgan Keegan was informed that it is the intention of the parties that the Offer and the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the draft Merger Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances. Morgan Keegan's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. In addition, Morgan Keegan did not express any opinion as to the actual value of the Union Pacific common stock or the prices at which the Union Pacific common stock would trade following the date of its opinion.

   Morgan Keegan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Morgan Keegan is familiar with Motor Cargo, having provided certain investment banking services to Motor Cargo from time to time, including having acted as its financial adviser in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement.

   Morgan Keegan provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Motor Cargo or Union Pacific for its own account or for the accounts of customers. Morgan Keegan may provide investment banking services to Union Pacific and its subsidiaries in the future.

   The following is a summary of the material financial analyses used by Morgan Keegan in reaching its opinion and does not purport to be a complete description of the analyses performed by Morgan Keegan. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about October 15, 2001 and is not necessarily indicative of current market conditions. Readers should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Morgan Keegan. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Morgan Keegan, these tables must be read together with the text of each summary. The tables alone do not describe completely the financial analyses.

Historical Stock Price and Exchange Ratio Performance Analysis

   Morgan Keegan examined the historical closing prices of Motor Cargo common stock and Union Pacific common stock from October 16, 2000 to October 15, 2001. During this time period, Motor Cargo common stock reached a high of $10.06 per share and a low of $5.13 per share. For the same time period, Union Pacific common stock reached a high of $60.60 per share and a low of $39.38 per share.

   Morgan Keegan compared the historical ratios of the average closing price of Union Pacific common stock to the average closing price of Motor Cargo common stock for various periods ended October 15, 2001. Morgan Keegan also examined the premium or discount represented by the transaction exchange ratio over the average exchange ratio for various time periods. The following table sets forth the results:

                              Average Market Transaction Exchange Ratio/
Period Ended 10/15/01         Exchange Ratio Avg. Market Exchange Ratio
---------------------         -------------- ---------------------------
1 trading day (Oct. 15, 2001)     0.2072                25.5%
Last 10 trading days.........     0.2073                25.4%
Last 30 trading days.........     0.1808                43.8%
Last 180 trading days........     0.1596                62.9%
Since Oct. 16, 2000..........     0.1530                70.0%

The transaction exchange ratio is higher than the average exchange ratio of the closing prices for all time periods analyzed.

Peer Group Analysis

   Morgan Keegan compared financial, market and operating information of Motor Cargo and Union Pacific with corresponding data for two groups:

   . a group of LTL carriers, consisting of Arkansas Best Corporation, Arnold
     Industries, Consolidated Freightways, Old Dominion Freight Line, Roadway Corporation, USFreightways and Yellow Corporation; and

   . a group of Class I railroad companies, consisting of Burlington Northern
     Santa Fe, CSX Corporation and Norfolk Southern.

   Specifically, Morgan Keegan:

   . calculated the enterprise value of each company as a multiple of its respective: LTM sales, LTM EBITDA and LTM EBIT;

   . calculated the market capitalization of each company as a multiple of its respective: LTM net income from continued operations and its latest publicly-available book value;

   . applied the median valuation multiples from their respective peer group to Motor Cargo's and Union Pacific's results for the latest twelve months ended June 30, 2001 or book value as of June 30, 2001 to derive an implied range of equity values and price per share for Motor Cargo and Union Pacific; and

   . used the implied price per share information to calculate an implied range of exchange ratios.

   The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of its preferred stock, if any, minus cash and the value of certain other assets including minority interests in other entities. LTM means the last twelve-month period for which financial data for the company at issue has been reported. EBITDA means earnings before interest, taxes, depreciation and amortization. EBIT means earnings before interest and taxes.

   The results of that analysis are set forth in the following table:

Motor Cargo

              Peer Group    Implied Price
           Median Multiples   per Share
           ---------------- -------------
Sales.....       0.4x          $ 8.66
EBITDA....       3.8x           11.31
EBIT......       7.3x           11.78
Book Value       1.3x           11.93
Net Income      11.8x           12.15

Union Pacific

              Peer Group    Implied Price
           Median Multiples   per Share
           ---------------- -------------
Sales.....       1.9x          $51.44
EBITDA....       9.0x           68.76
EBIT......      15.3x           73.43
Book Value       1.2x           43.32
Net Income      23.1x           77.52

   Based on peer group analysis, Morgan Keegan derived an implied share price range of $8.66 to $12.15 for Motor Cargo and $43.52 to $77.52 for Union Pacific and an implied exchange ratio range of 0.1568 to 0.2000.

Discounted Cash Flow Analysis

   Morgan Keegan performed a discounted cash flow analysis on the projected cash flows of Motor Cargo for the fiscal year ending December 31, 2002 through December 31, 2006 using projections and assumptions provided by the management of Motor Cargo. Morgan Keegan used a range of discount rates (10.17% to 11.17%) and terminal multiples (3.0x to 4.0x) based on estimated EBITDA for the fiscal year ending December 31, 2006 to calculate a range of implied equity values and price per share for Motor Cargo common stock. The implied share prices were compared to Union Pacific's closing share price on October 15, 2001 of $48.02 to calculate a range of implied exchange ratios.

   Based on discounted cash flow analysis, Morgan Keegan derived an implied Motor Cargo share price range of $10.47 to $13.53 and an implied exchange ratio range 0.2266 to 0.2928.

Pro Forma Impact Analysis

   Morgan Keegan analyzed certain pro forma effects of the Merger, including the impact of the Merger on First Call's estimate of Union Pacific's earnings per share for the year ended December 31, 2002 using different assumptions for the composition of the stock/cash consideration. Morgan Keegan determined that the transaction would be slightly dilutive to Union Pacific's stand-alone consensus 2002 earnings per share estimates as reported by First Call, assuming that 100% of the consideration is Union Pacific common stock. However, the transaction would be slightly accretive to Union Pacific's estimated 2002 earnings per share if approximately 5% or more of the consideration is cash. Morgan Keegan did not incorporate any synergies or cost savings into this analysis and noted that since Union Pacific's estimated net income is significantly larger than Motor Cargo's, the change in the accretive or dilutive effect of the various scenarios is minimal. The pro forma impact analysis assumed: acquisition debt is financed at 7.0%; effective tax rate of 37.5%; goodwill will not be amortized and will be accounted for in accordance with Statement of Financial Accounting Standards No. 142; and transaction fees of $2.0 million amortized over five years.

Premium Analysis

   Morgan Keegan analyzed the premiums paid for selected completed non-financial institution and non-technology mergers and acquisitions of publicly-traded companies with equity values between $25 million and $100 million since January 1, 2000. Morgan Keegan analyzed the premiums paid for all trucking (truckload and less-than-truckload) mergers and acquisitions of publicly-traded companies since October 1, 1997. Morgan Keegan analyzed the premiums paid over the analyzed target company's stock price one day, one week and one month prior to the announcement date of their respective transactions, calculated the median of these premiums and applied these premiums to Motor Cargo's closing stock price on October 15, 2001, October 9, 2001 and August 28, 2001 to calculate an implied share price for Motor Cargo common stock. The implied share price for Motor Cargo common stock was divided by Union Pacific's closing price on October 15, 2001 to calculate an implied exchange ratio.

   The median premiums over the one-day, five-day and thirty-day closing prices for the non-financial institution and non-technology transactions were 25.5%, 30.3% and 45.8%, respectively. The median premiums over the one-day, five-day and thirty-day closing prices for the trucking transactions were 24.2%, 23.1% and 30.3%, respectively. Cash consideration of $12.10 per share of Motor Cargo common stock represents a premium of 21.6%, 28.0% and 37.5% to its closing price share on October 15, 2001, October 9, 2001 and August 28, 2001, respectively.

   Based on the average premium paid for non-financial and non-technology transactions since January 1, 2000, the implied Motor Cargo share price range is $12.32 to $12.83 and the implied exchange ratio is 0.2565 to 0.2672. Based on the average premium paid in all trucking transactions since October 1, 1997, the implied Motor Cargo share price range is $11.47 to $12.36 and the implied exchange ratio is 0.2388 to 0.2574.

   The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Morgan Keegan's opinion. In arriving at its fairness determination, Morgan Keegan considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Morgan Keegan made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses is directly comparable to Motor Cargo or the contemplated transactions. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected data. The analyses were prepared solely for purposes of Morgan Keegan providing its opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Motor Cargo pursuant to the Offer and the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Motor Cargo, Morgan Keegan or any other person assumes responsibility if future results are materially different from those forecast. As described below, the opinion of Morgan Keegan to the Board of Directors was among many factors taken into consideration by the Board of Directors in making its determination to approve the Merger Agreement.

   (c) Intent to Tender.

   To Motor Cargo's knowledge, after reasonable inquiry, all of its executive officers, directors, and affiliates currently intend to tender all shares of Motor Cargo common stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the shares of Motor Cargo common stock, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934. Prior to the completion of the Offer, executive officers and directors have indicated they may exercise options to purchase in the aggregate up to 229,000 shares of Motor Cargo common stock and sell the underlying shares in brokerage transactions. Harold R. Tate, Chairman of the Board and Chief Executive Officer of Motor Cargo, and Marvin L. Friedland, Vice President and General Counsel of Motor Cargo, have entered into Shareholder Agreements with Union Pacific, pursuant to which they have agreed to tender all of their shares of Motor Cargo common stock in the Offer. Mr. Tate and, subject to certain exceptions, Mr. Friedland have agreed to elect to receive only Union Pacific common stock for their shares of Motor Cargo common stock.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to the Engagement Letter, Motor Cargo retained Morgan Keegan to act as its exclusive financial advisor with respect to a possible business combination involving Motor Cargo. Morgan Keegan was retained to (1) provide advisory services, including general business and financial analysis of Motor Cargo, (2) identify opportunities for the sale of Motor Cargo including the approach of two specific potential acquirors, (3) advise Motor Cargo concerning opportunities for such sale, whether or not identified by Morgan Keegan, (4) if requested by Motor Cargo, participate on Motor Cargo's behalf in negotiations concerning such sale and (5) if requested by Motor Cargo, deliver an opinion to the Board of Directors with respect to the fairness of any such transaction to the shareholders of Motor Cargo, from a financial point of view.

   As compensation for the services provided by Morgan Keegan, Motor Cargo agreed to pay Morgan Keegan (1) an opinion fee of $250,000 upon delivery by Morgan Keegan of a fairness opinion with respect to a sale of Motor Cargo, and
(2) a transaction fee of 1.25% of the gross value of all cash, securities and other property paid directly or indirectly by an acquiror to the shareholders of Motor Cargo, including the value of any indebtedness assumed by the acquiring party. Motor Cargo also agreed to reimburse Morgan Keegan for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Morgan Keegan against certain liabilities in connection with its engagement. In the past, Morgan Keegan and its affiliates have provided certain financial and investment banking services to Motor Cargo and have received compensation for such services.

   Morgan Keegan has informed Motor Cargo that, in the ordinary course of its trading and brokerage activities, they or their affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for their own accounts and the accounts of customers, in debt or equity securities of Motor Cargo or Union Pacific.

   Except as set forth above, neither Motor Cargo nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders of Motor Cargo on Motor Cargo's behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

   To the knowledge of Motor Cargo, except as otherwise set forth in this
Schedule 14D-9, no transactions in Motor Cargo common stock have been effected during the past 60 days by Motor Cargo or by any affiliate or subsidiary of Motor Cargo or any of their officers or directors.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Motor Cargo is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Motor Cargo's securities by Motor Cargo, any subsidiary of Motor

Cargo or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Motor Cargo or any subsidiary of Motor Cargo; (3) a purchase, sale or transfer of a material amount of assets of Motor Cargo or any subsidiary of Motor Cargo; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Motor Cargo.

   There are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Information Statement Pursuant to Rule 14f-1.

   The Information Statement attached as Annex I to this Schedule is being furnished in connection with the possible designation by Union Pacific, under the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Motor Cargo's shareholders.

Merger Statute

   Under the Utah Revised Business Corporation Act, if Union Pacific acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Motor Cargo common stock and contributes the acquired shares to Merger Subsidiary, Merger Subsidiary may effect the Merger without the approval of Motor Cargo's shareholders. If Merger Subsidiary does not acquire at least 90% of the outstanding shares of Motor Cargo common stock, however, the approval of Motor Cargo's shareholders will be required to effect the Merger.

Utah Control Shares Acquisition Act

   The Utah Control Shares Acquisition Act provides that "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. "Control shares" are shares that, when added to shares then owned or controlled by a shareholder, increase the shareholder's control of voting power above one of three thresholds: more than one-fifth, more than one-third, or more than one-half of the outstanding voting power of the corporation. Under Utah law, a corporation may provide in its articles of incorporation or bylaws that the Control Shares Acquisition Act does not apply to the corporation. Motor Cargo's bylaws, as amended, provide that the Control Shares Acquisition Act does not apply to acquisitions of Motor Cargo's capital stock.

Dissenters' Rights

   In connection with the Offer, Motor Cargo shareholders do not have dissenters' rights. Motor Cargo shareholders who choose not to tender their shares in the Offer may exercise dissenters' rights in connection with the Merger in accordance with the Utah Revised Business Corporation Act. The Utah Revised Business Corporation Act provides that a shareholder, whether or not entitled to vote, is entitled to dissent from a plan of merger and obtain payment of the fair value of shares held by the shareholder. If a dissenting shareholder and Motor Cargo do not agree on the fair value of the shareholder's shares, the shareholder will have the right to judicial determination of the fair value of the shares. The value so determined could be more or less than the price per share to be paid under the Offer and the Merger. To assert dissenters' rights, a shareholder must demand payment pursuant to Part 13 of the Utah Revised Business Corporation Act. Failure to follow the steps required by Part 13 may result in the loss of dissenters' rights.

United States Antitrust Compliance

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the FTC and certain waiting period requirements have been satisfied. The purchase of the shares of Motor Cargo common stock pursuant to the Offer is subject to these requirements.

   Pursuant to the requirements of the HSR Act, Union Pacific and Motor Cargo each filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on October 26, 2001. The Offer cannot be completed until a waiting period of 30 days has expired or been terminated early by the federal agencies. The waiting period commences on the date that both Motor Cargo and Union Pacific have substantially complied with the filing requirements. The FTC or the Antitrust Division can also request additional information and materials from Union Pacific and from Motor Cargo in connection with their review of the Offer. Should there be a request for additional information, Union Pacific and Motor Cargo cannot complete the Offer until 30 days after the parties have substantially complied with the request for additional information, unless the 30-day waiting period is terminated early. If either federal agency believes that the Offer would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting United States consumers, it has the authority to seek to enjoin the transactions. Expiration or termination of the HSR Act waiting period is a condition to the Offer.

   Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the proposed transaction, Union Pacific and Motor Cargo may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while those discussions are ongoing. Union Pacific and Motor Cargo have agreed to use their respective reasonable best efforts to resolve any antitrust issues.

Item 9. Exhibits.

Exhibit No.                                            Description
-----------                                            -----------

    (a)(1)  Preliminary Prospectus dated October 31, 2001 (incorporated by reference to Exhibit (a)(1) to the
              Schedule TO of Union Pacific filed on October 31, 2001).

    (a)(2)  Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Union Pacific filed on October 31, 2001).

    (a)(3)  Letter to holders of Motor Cargo common stock, dated October 31, 2001.*

    (a)(4)  Joint Press Release issued by Union Pacific and Motor Cargo on October 15, 2001 (incorporated by reference to Exhibit 99.1 to Motor Cargo's Current Report on Form 8-K filed on October 16,
              2001).

    (a)(5)  Opinion of Morgan Keegan & Company, Inc., dated October 15, 2001 (included in Annex II hereto).*

    (e)(1)  Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo, Union
              Pacific and Merger Subsidiary (incorporated by reference to Exhibit 2.1 to Union Pacific's
              Current Report on Form 8-K filed on October 16, 2001).

    (e)(2)  Shareholder Agreement, dated October 15, 2001, between Union Pacific and Harold R. Tate
              (incorporated by reference to Exhibit 99.2 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

    (e)(3)  Shareholder Agreement, dated October 15, 2001, between Union Pacific and Marvin L. Friedland
              (incorporated by reference to Exhibit 99.3 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

    (e)(4)  Confidentiality Agreement, dated March 7, 2001, between Overnite Transportation Company and
              Morgan Keegan & Company, Inc., as agent for Motor Cargo.

    (e)(5)  Information Statement of Motor Cargo, dated October 31, 2001 (included as Annex I hereto).*

--------
*  Included in copies mailed to shareholders

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MOTOR CARGO INDUSTRIES, INC.



                                                 /s/ LYNN H. WHEELER

                                                     Lynn H. Wheeler
                                              Vice President of Finance and
                                                 Chief Financial Officer

Dated: October 31, 2001

                                                                        Annex I

                         Motor Cargo Industries, Inc.
                            845 West Center Street
                          North Salt Lake, Utah 84054

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

   This Information Statement is being furnished to holders of the outstanding shares of common stock, no par value, of Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), in connection with the possible designation by Union Pacific Corporation, a Utah corporation ("Union Pacific"), of at least a majority of the members of the board of directors of Motor Cargo (the "Board of Directors") pursuant to the terms of an Agreement and Plan of Merger, dated as of October 15, 2001 (the "Merger Agreement"), by and among Motor Cargo, Union Pacific and Motor Merger Co., a Utah corporation and a wholly-owned subsidiary of Union Pacific ("Merger Subsidiary"). This information is being provided solely for informational purposes and not in connection with a vote of Motor Cargo's shareholders.

   The Merger Agreement provides that upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific in a tender offer for all outstanding shares of Motor Cargo (the "Offer"), Union Pacific may designate such number of directors on the Board of Directors (the "Union Pacific Designees") as is equal to the product (rounded up to the next whole number) obtained by multiplying the total number of directors then on the Board of Directors by the percentage that the number of shares of Motor Cargo common stock then owned or accepted for payment by Union Pacific bears to the total number of shares of Motor Cargo common stock then outstanding; provided, however, that prior to the completion of a merger as described in the Merger Agreement (the "Merger"), the Board of Directors will always have at least two members who were directors prior to the Offer. Motor Cargo will, to the extent permitted by applicable law, increase the size of the Board of Directors or secure the resignation of, or remove, existing directors so as to enable the Union Pacific Designees to be appointed to the Board of Directors in accordance with the Merger Agreement.

   The information contained in this Annex I concerning Union Pacific and Merger Subsidiary has been furnished to Motor Cargo by Union Pacific, and Motor Cargo assumes no responsibility for the accuracy or completeness of any such information.

                               VOTING SECURITIES

   As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock outstanding. Each share of Motor Cargo common stock entitles its holder to one vote.

                              BOARD OF DIRECTORS

   The Board of Directors currently consists of six members, each of whom serves a one-year term. The names and certain information concerning the experience and background of the current directors are set forth below.

Name                        Age                    Position
----                        ---                    --------
Harold R. Tate............. 75  Chief Executive Officer, Chairman of the Board,
                                Director
Louis V. Holdener.......... 63  President and Chief Operating Officer, Director
Marvin L. Friedland........ 59  Vice President, General Counsel and Secretary,
                                Director
Robert Anderson............ 80  Director
James Clayburn LaForce, Jr. 72  Director
Merlin J. Norton........... 72  Director

   Harold R. Tate has over 50 years experience in the trucking industry and has served as Chairman of the Board of Directors of Motor Cargo and its predecessors since 1947. Mr. Tate served as Chief Executive Officer of Motor Cargo and its predecessors from 1947 to March 1997, and was again elected as Motor Cargo's Chief Executive Officer effective April 1, 2001. Mr. Tate also serves as a member of the Board of Trustees of the Buffalo Bill Historical Center.

   Louis V. Holdener has over 30 years experience in the trucking industry. Mr. Holdener has been employed by Motor Cargo since 1965, and was named President and Chief Operating Officer of Motor Cargo and appointed to the Board of Directors effective April 1, 2001. Mr. Holdener has also served as President of Motor Cargo's primary operating subsidiary (the "Operating Subsidiary") since 1991, and served as Vice President of Motor Cargo from 1997 to 2001. Prior to 1991, Mr. Holdener served in various positions with Motor Cargo, including Vice President of Operations of the Operating Subsidiary.

   Marvin L. Friedland has served as Vice President and General Counsel of Motor Cargo and its predecessors since 1982. Prior to joining Motor Cargo, Mr. Friedland was an attorney in private practice. Mr. Friedland was appointed to the Board of Directors in 1996. Mr. Friedland is a Certified Public Accountant and a member of the California Bar and the Utah Bar.

   Robert Anderson has served as a director of Motor Cargo since December 1, 1997. Mr. Anderson was formerly Chairman and Chief Executive Officer of Rockwell International Corporation. He has served as Chairman Emeritus of Rockwell International Corporation since 1990. Mr. Anderson is also a director of Gulfstream Aerospace Corporation and Aftermarket Technology Corp.

   James Clayburn LaForce, Jr. has served as a director of Motor Cargo since December 1, 1997. Mr. LaForce is Dean Emeritus of the John B. Anderson School of Management, University of California, Los Angeles. He is also a director of BlackRock Funds, CancerVax Corporation, The Timken Company, Jacobs Engineering Group, Inc. and Provident Investment Council Mutual Funds, and he is a trustee of the Trust for Investment Managers.

   Merlin J. Norton has served as a director of Motor Cargo since April 9, 2001. Mr. Norton is Chairman of Great Western Leasing and Sales, a provider of trailers, storage containers and other equipment. Mr. Norton served as Chairman of the Board of PST Vans, Inc. from 1980 to 1987. Prior to that, Mr. Norton served as Chairman of the Board of FB Truckline Company from 1968 to 1978.

Meetings and Committees

   The current committees of the Board of Directors include an Audit Committee, a Compensation Committee and a Performance-Based Compensation Committee.

   The functions of the Audit Committee are to recommend to the Board of Directors independent auditors for Motor Cargo, to analyze the reports and recommendations of such auditors and to review internal audit procedures and controls. The Audit Committee consists of Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton. Four meetings of the Audit Committee were held in 2000.

   The functions of the Compensation Committee are to review and adjust the salaries of the principal officers and key executives of Motor Cargo. The Compensation Committee also administers Motor Cargo's executive compensation and benefit plans. The Compensation Committee consists of Harold R. Tate, Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton. One meeting of the Compensation Committee was held in 2000.

   The sole function of the Performance-Based Compensation Committee is to qualify certain stock options and rights granted under Motor Cargo's 1997 Stock Option Plan as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. The Performance-Based Compensation Committee consists of Robert Anderson and James Clayburn LaForce, Jr. No meetings of the Performance Based Compensation Committee were held in 2000.

   The Board of Directors held a total of four regular meetings in 2000. During 2000, each incumbent director attended 75% or more of the total number of meetings of the Board of Directors and the committees of the Board of Directors on which he served that were held during the periods he served.

                            UNION PACIFIC DESIGNEES

   Union Pacific has informed Motor Cargo that it will select the Union Pacific Designees from among James R. Young, Carl W. von Bernuth, Mary S. Jones, Joseph
E. O'Connor, Jr. and James J. Theisen, Jr., each of whom is an employee of Union Pacific or its affiliates. Biographical information for each of these persons is set forth below. Union Pacific has informed Motor Cargo that each of these persons has consented to act as a director of Motor Cargo if so designated. It is expected that none of the Union Pacific Designees will receive any compensation for serving as a director. Pursuant to the Merger Agreement, Union Pacific also has the right to designate the Union Pacific Designees as members of the committees of the Board of Directors. Motor Cargo has not been informed of any decision by Union Pacific as to the membership of any such committees.

   James R. Young, 48, was elected Executive Vice President--Finance of Union Pacific and Chief Financial Officer of Union Pacific Railroad Company effective December 1, 1999. Mr. Young was elected Controller of Union Pacific and Senior Vice President--Finance of Union Pacific Railroad Company effective March 1999 and Senior Vice President--Finance of Union Pacific effective June 1998. He served as Treasurer of Union Pacific Railroad Company from June 1998 to March 1999. Mr. Young was Vice President--Customer Service Planning and Quality of Union Pacific Railroad Company from April 1998 to June 1998, Vice President--Quality and Operations Planning from September 1997 to April 1998 and Vice President--Finance and Quality from September 1995 to September 1997.

   Carl W. von Bernuth, 57, was elected Corporate Secretary of Union Pacific effective April 1997. Mr. von Bernuth has been Senior Vice President and General Counsel of Union Pacific during the past five years.

   Mary S. Jones, 48, was elected Vice President and Treasurer of Union Pacific effective March 1999. Ms. Jones served as Vice President--Investor Relations of Union Pacific from June 1998 to March 1999. She was Assistant Vice President--Treasury and Assistant Treasurer of Union Pacific from September 1996 to June 1998 and prior thereto she was Assistant Treasurer.

   Joseph E. O'Connor, Jr., 44, was named Vice President--Planning & Analysis for Union Pacific Railroad Company in February 2000. Mr. O'Connor served as Vice President--Bulk Products, Network Design & Integration for Union Pacific Railroad Company from September 1998 to January 2000 and prior thereto he was Vice President and Controller for Union Pacific.

   James J. Theisen, Jr., 38, was named Senior Corporate Counsel for Union Pacific in June 1999. Mr. Theisen has served as Assistant Secretary of Union Pacific since November 1999 and Assistant Secretary of Union Pacific Railroad Company since May 2000. Mr. Theisen served as General Attorney for Union Pacific Railroad Company from August 1997 to May 1999 and prior thereto was Senior Corporate Attorney for Union Pacific.

                              EXECUTIVE OFFICERS

   The following table sets forth certain information with respect to the executive officers and key employees of Motor Cargo.

Name                  Age                        Position
----                  ---                        --------
Harold R. Tate....... 75  Chairman and Chief Executive Officer, Director
Louis V. Holdener.... 63  President and Chief Operating Officer, Director
Marvin L. Friedland.. 59  Vice President and General Counsel, Secretary, Director
Lynn H. Wheeler...... 60  Vice President and Chief Financial Officer
R. Scott Price....... 37  Vice President of Sales and Marketing
Matthew T. McClure(1) 39  Vice President of Operations
Steven E. Wynn(1).... 51  Vice President of Human Resources
Kevin L. Avery(1).... 43  Vice President of Traffic

--------
(1)Messrs. McClure, Wynn and Avery are officers of the Operating Subsidiary and are not officers of Motor Cargo.

   Harold R. Tate has over 50 years of experience in the trucking industry and has served as Chairman of the Board of Motor Cargo and its predecessors since 1947. Mr. Tate served as Chief Executive Officer of Motor Cargo and its predecessors from 1947 to March 1997, and was again elected as Motor Cargo's Chief Executive Officer effective April 1, 2001. Mr. Tate also serves as a member of the Board of Trustees of the Buffalo Bill Historical Center.

   Louis V. Holdener has over 30 years experience in the trucking industry. Mr. Holdener has been employed by Motor Cargo since 1965, and was named President and Chief Operating Officer of Motor Cargo and appointed to the Board of Directors effective April 1, 2001. Mr. Holdener has also served as President of the Operating Subsidiary since 1991, and served as Vice President of Motor Cargo from 1997 to 2001. Prior to 1991, Mr. Holdener served in various positions with Motor Cargo, including Vice President of Operations of the Operating Subsidiary.

   Marvin L. Friedland has served as Vice President and General Counsel of Motor Cargo and its predecessors since 1982. Prior to joining Motor Cargo, Mr. Friedland was an attorney in private practice. Mr. Friedland was appointed to the Board of Directors in 1996. Mr. Friedland is a Certified Public Accountant and a member of the California Bar and the Utah Bar.

   Lynn H. Wheeler has been employed by Motor Cargo since 1983 and has served as Vice President of Finance of the Operating Subsidiary since 1988. Mr. Wheeler was appointed Vice President and Chief Financial

Officer of Motor Cargo in March 1997. Mr. Wheeler is a Certified Public Accountant, a Certified Internal Auditor and a member of the American Institute of Certified Public Accountants.

   R. Scott Price joined Motor Cargo in 1986 and has served as a Vice President of Sales and Marketing of Motor Cargo since February 1999. From October 1997 to February 1999, Mr. Price served as a Vice President of Motor Cargo responsible for overseeing MCDS. From 1995 to 1997, Mr. Price served as Vice President of Sales of the Operating Subsidiary. From 1986 to 1995, Mr. Price held various positions with the Operating Subsidiary, including Service Center Manager and Director of Corporate Accounts.

   Matthew T. McClure joined Motor Cargo in 1987 and has served as Vice President of Operations of the Operating Subsidiary since January 2001. Prior to that, Mr. McClure served as Director of Linehaul Operations for the Operating Subsidiary from 1998 to 2001. From 1987 to 1998, Mr. McClure served in various positions with Motor Cargo.

   Steven E. Wynn has been employed by the Operating Subsidiary since 1973 and has served as Vice President of Human Resources of the Operating Subsidiary since February 1999. From 1991 to 1999, Mr. Wynn served as Vice President of Operations of the Operating Subsidiary. From 1973 to 1991, Mr. Wynn served in various positions, including Director of Linehaul Operations and Director of Operations for the Operating Subsidiary.

   Kevin L. Avery joined Motor Cargo in 1985 and has served as Vice President of Traffic of the Operating Subsidiary since 1992. From 1985 to 1992, Mr. Avery served in various positions, including Director of Pricing, Rate Department Manager and Director of Quality Assurance for the Operating Subsidiary.

               BENEFICIAL OWNERSHIP OF MOTOR CARGO COMMON STOCK

   Set forth below is certain information as of October 26, 2001 (except as otherwise indicated below) with respect to the beneficial ownership of Motor Cargo common stock by (i) each person who, to the knowledge of Motor Cargo, is the beneficial owner of more than 5% of the outstanding shares of Motor Cargo common stock (Motor Cargo's only class of voting securities), (ii) each director, (iii) each Named Executive Officer (as defined in the Summary Compensation Table, below) and (iv) all directors and executive officers as a group.

                                                                        Right to Acquire
                                                 Amount and Nature of   Within 60 Days of  Percent of
Name and Address of Beneficial Owner(1)         Beneficial Ownership(2) October 19, 2001     Class
---------------------------------------         ----------------------- ----------------- ------------
Averitt, Inc.(3)...............................          369,600                  --          5.7%
J.P. Morgan Chase & Co.(4).....................          438,455                  --          6.8%

Directors:
Harold R. Tate.................................        3,858,000                  --         59.6%
Louis V. Holdener..............................           15,640              40,000      Less than 1%
Marvin L. Friedland............................          188,153              32,500          3.2%
Robert Anderson................................               --              17,500      Less than 1%
James Clayburn LaForce, Jr.....................            2,000              17,500      Less than 1%
Merlin J. Norton...............................               --                  --           --

Nondirector Named Executive Officers:
Marshall L. Tate(5)............................          141,153                  --          2.7%
Lynn H. Wheeler................................            1,000              27,500      Less than 1%
R. Scott Price.................................               --              25,000      Less than 1%
All directors and executive officers as a group
  (12 persons).................................        4,206,461             211,500         65.7%

--------
(1) Unless otherwise indicated in these footnotes, the mailing address of each beneficial owner listed is 845 West Center Street, North Salt Lake, Utah 84054.
(2) Except as otherwise noted, each of the beneficial owners listed in the table has, to the knowledge of Motor Cargo, sole voting and investment power with respect to the indicated shares of Motor Cargo common stock.
(3) The mailing address for Averitt, Inc. is Corporate Service Center, Perimeter Place One, 518 Old Kentucky Road, Cookeville, Tennessee 38501.
(4) The mailing address for J.P. Morgan Chase & Co., and its wholly-owned subsidiary, Robert Fleming, Inc., is 270 Park Avenue, New York, New York 10017.
(5) Marshall L. Tate resigned as President and Chief Executive Officer of Motor Cargo on March 31, 2001. The information regarding Mr. Tate's beneficial ownership is as of that date.

   On October 15, 2001, Union Pacific entered into Shareholder Agreements with two principal shareholders of Motor Cargo who own, in the aggregate, approximately 62.5% of the outstanding shares of Motor Cargo common stock. For a description of these agreements, see "The Shareholder Agreements" under Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

                            EXECUTIVE COMPENSATION

   Set forth below is certain information with respect to the compensation paid by Motor Cargo to the Chairman of the Board, the President and Chief Executive Officer and each of the other three most highly compensated current executive officers of Motor Cargo (each, a "Named Executive Officer"), for services in all capacities to Motor Cargo and its subsidiaries during the years ended 2000, 1999 and 1998.

                          Summary Compensation Table

                                                                      Long Term Compensation
                                                                   ------------------------------

                                            Annual Compensation           Awards         Payouts
                                          ------------------------ --------------------- ------- ---------
                                                           Other              Securities            All
                                                          Annual   Restricted Underlying           Other
                                                          Compen-    Stock     Options/   LTIP    Compen-
     Name and Principal                   Salary  Bonus  sation(1)  Award(s)   SARs(2)   Payouts sation(3)
          Position                   Year  ($)     ($)      ($)       ($)        (#)       ($)      ($)
----------------------------         ---- ------- ------ --------- ---------- ---------- ------- ---------

Harold R. Tate                       2000 250,000     --    --         --           --     --         --
 Chairman of the Board and           1999 250,000     --    --         --           --     --         --
 Chief Executive Officer (4)........ 1998 250,000     --    --         --           --     --         --

Marshall L. Tate.................... 2000 175,000 41,040    --         --           --     --         --
President and Chief                  1999 175,000 23,625    --         --       65,000     --         --
 Executive Officer                   1998 175,000 21,000    --         --           --     --         --
 until March 31, 2001(4)

Marvin L. Friedland                  2000 140,769 25,080    --         --           --     --     19,639
 Vice President and                  1999 130,000 16,800    --         --       32,500     --     19,375
 General Counsel.................... 1998 130,000 16,000    --         --           --     --     24,208

Louis V. Holdener                    2000 146,538 33,659    --         --           --     --     22,552
 President (4)...................... 1999 135,000 23,625    --         --       40,000     --     19,870
                                     1998 135,000 21,000    --         --           --     --     24,650

Lynn H. Wheeler                      2000 112,231 25,080    --         --           --     --     21,108
 Vice President and                  1999  98,000 16,800    --         --       27,500     --     19,292
 Chief Financial Officer............ 1998  98,000 16,000    --         --           --     --     23,364

--------
(1)Perquisites and other personnel benefits, securities or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(2)The options granted in 1999, were granted on January 26, 1999 and reflect options that replaced options granted in 1997, which were cancelled, as well as grants of new options. The options have an exercise price of $7.50 per share and vest in equal installments over a four year period beginning with the first anniversary of the date the options were granted and each year thereafter. See "1997 Stock Option Plan" below.
(3)Amounts in this column include matching contributions made by Motor Cargo under its 401(k) plan on behalf of Mr. Friedland, Mr. Holdener and Mr. Wheeler of $1,652, $4,597 and $3,868, respectively, in 2000. Amounts in this column also include accrued benefits under salary continuation agreements between Motor Cargo and Mr. Friedland, Mr. Holdener and Mr. Wheeler of $17,987, $17,955 and $17,240, respectively, in 2000.
(4)Marshall L. Tate resigned as President and Chief Executive Officer, and as a director of Motor Cargo, effective March 31, 2001. Harold R. Tate, Motor Cargo's Chairman, was elected to serve as Chief Executive Officer of Motor Cargo upon Marshall Tate's resignation. At that time, Louis V. Holdener was also promoted to serve as President of Motor Cargo.

   The following table provides information as to the value of options held by each of the Named Executive Officers at the end of 2000 measured in terms of the last reported sale price for Motor Cargo common stock on December 29, 2000 ($6.75, as reported on the Nasdaq National Market System).

              Aggregated Option/SAR Exercises in Last Fiscal Year
                         and FY-End Option/SAR Values

                        Shares                Number of Securities    Value of Unexercised In-
                       Acquired              Underlying Unexercised   the-Money Options/SARs at
                          on       Value   Options/SARs at FY-End (#)  FY-End (#) Exercisable/
        Name         Exercise (#) Realized Exercisable/Unexercisable        Unexercisable
        ----         ------------ -------- -------------------------- -------------------------
Harold R. Tate......      --         --               0/0                        0/0
Marshall L. Tate (1)      --         --          16,250/48,750                   0/0
Marvin L. Friedland.      --         --          8,125/24,375                    0/0
Louis V. Holdener...      --         --          10,000/30,000                   0/0
Lynn H. Wheeler.....      --         --          6,875/20,625                    0/0

--------
(1)Marshall L. Tate resigned as President and Chief Executive Officer of Motor Cargo on March 31, 2001, and all of the options held by him were cancelled as of that date.

1997 Stock Option Plan

   On October 1, 1997, the Board of Directors adopted the Motor Cargo Industries, Inc. 1997 Stock Option Plan (the "1997 Stock Option Plan"). The purpose of the 1997 Stock Option Plan is to provide certain of Motor Cargo's key employees who are responsible for the continued growth of Motor Cargo an opportunity to acquire a proprietary interest in Motor Cargo and thereby create in such key employees an increased interest in and a greater concern for the welfare of Motor Cargo. The 1997 Stock Option Plan contains provisions for granting various stock-based awards, including incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986 as amended (the "Code"), nonqualified stock options and stock appreciation rights. The term of the 1997 Stock Option Plan is ten years, subject to earlier termination or amendment.

   The Compensation Committee of the Board of Directors administers the 1997 Stock Option Plan. Under the terms of the 1997 Stock Option Plan, the committee of the Board of Directors administering the plan is required to be composed of two or more directors. The Compensation Committee has the authority to interpret the 1997 Stock Option Plan and to determine and designate the persons to whom options or awards shall be made and the terms, conditions and restrictions applicable to each option or award (including, but not limited to, the price, any restriction or limitation, any vesting schedule or acceleration thereof, and any forfeiture restrictions). The Board of Directors may amend the 1997 Stock Option Plan but may not, without the prior approval of the shareholders of Motor Cargo, amend the plan to increase the total number of shares reserved for options and rights under the plan, reduce the exercise price of any option granted under the plan that is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, modify the provisions of the plan relating to eligibility, or materially increase the benefits accruing to participants under the plan.

   On January 26, 1999, the Board of Directors amended the 1997 Stock Option Plan to permit administration by a committee consisting of "outside directors" for the purpose of qualifying certain stock options and rights granted under the 1997 Stock Option Plan as "performance-based compensation" within the meaning of Section 162(m) of the Code. The Board of Directors has established the Performance-Based Compensation Committee, consisting of Robert Anderson and James Clayburn LaForce, Jr., for this purpose. The Compensation Committee continues to administer all other aspects of the 1997 Stock Option Plan.

   Motor Cargo has reserved 500,000 shares of common stock for issuance pursuant to the 1997 Stock Option Plan. As of October 26, 2001, options to purchase a total of 297,900 shares of common stock were outstanding under the 1997 Stock Option Plan, including options to purchase an aggregate of 100,000 shares held by certain Named Executive Officers. All such outstanding options vest over a four year period, with 25% of these options vesting on each of the first, second, third and fourth anniversaries of the date of grant. As a result of the approval of the Merger Agreement by the Board of Directors, all options outstanding under the 1997 Stock Option Plan became fully vested and exercisable in accordance with the terms of the 1997 Stock Option Plan. As permitted by the 1997 Stock Option Plan, the Board of Directors has determined that any unexercised options outstanding on the date the Merger is consummated will terminate, and in consideration of such termination, the holder of each option so terminated will be entitled to receive, with respect to each share of common stock subject to such option, an amount in cash (net of applicable withholdings) equal to the excess of $12.10 over the per share exercise price of such option.

401(k) Profit Sharing Plan

   Motor Cargo maintains a defined contribution plan (the "401(k) Plan"), which is intended to satisfy the tax qualification requirements of the Code. All Motor Cargo personnel who work 1,000 or more hours per year are eligible to participate in the 401(k) Plan after one year of service with Motor Cargo. The 401(k) Plan permits participants to contribute between 1% and 15% of their annual compensation from Motor Cargo, subject to the limit imposed by the Code. Motor Cargo is obligated to match at least 25% of employee contributions, up to 6% of a participant's annual compensation. All amounts contributed by a participant fully vest immediately. A participant becomes vested over time and is fully vested in any Motor Cargo matching contributions after seven years of service. The 401(k) Plan also permits discretionary contributions by Motor Cargo. Expenses for Motor Cargo contributions amounted to $475,000, $421,000 and $495,000 in 1998, 1999 and 2000, respectively.

Pension Plan

   Motor Cargo has a defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Benefits under the Pension Plan are based upon years of service and hours of service in each year of service. A participant is fully vested after five years of employment. Once vested, employees are entitled to receive an annual benefit for each year of service in which such employee worked at least 1,000 hours. The amount of benefit for each year of service ranges from $144 for 1,000 hours of service to $240 for 1,800 hours or more of service. Harold R. Tate receives an annual benefit of $17,256 under the Pension Plan. The estimated annual benefits payable upon retirement at normal retirement age for Marshall L. Tate, Marvin L. Friedland, Louis V. Holdener, and Lynn H. Wheeler are $4,105, $5,832, $7,320, and $5,572,
respectively.

Salary Continuation Agreements

   Motor Cargo has salary continuation agreements with four of its key management employees: Marvin L. Friedland, Louis V. Holdener, Lynn H. Wheeler and Steven E. Wynn. Under the agreements, Motor Cargo is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000. Motor Cargo's current liability under each agreement is as follows: Marvin L. Friedland, $156,760; Louis V. Holdener, $156,710; Lynn H. Wheeler, $150,386; and Steven E. Wynn, $77,318.

Compensation Committee Report on Executive Compensation

   Prior to November 28, 1997, the Board of Directors did not have a compensation committee and the Board of Directors as a whole determined the compensation to be paid to the executive officers of Motor Cargo. On November 28, 1997, the Board of Directors established a compensation committee. The functions of the Compensation Committee are to review and adjust the salaries of the principal officers and key executives of Motor Cargo. The Compensation Committee also administers Motor Cargo's executive compensation and benefit plans. The Compensation Committee consists of Harold R. Tate, Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton.

   The Compensation Committee considers a number of factors in establishing compensation for executive officers, including the Chief Executive Officer and the other Named Executive Officers. The goal of the Compensation Committee is to create compensation packages for officers and key employees that will attract, retain and motivate executive personnel who are capable of achieving Motor Cargo's short-term and long-term financial and strategic goals. Executive compensation at Motor Cargo is made up of three elements: (i) base salary, (ii) bonuses and (iii) grants of equity-based compensation (e.g., stock options and restricted stock).

   Base Salary. Base salaries for all of the executive officers of Motor Cargo for 1998 and 1999 were established by the Board of Directors based upon each employee's job responsibilities. During 2000, the Compensation Committee adjusted salaries of the executive officers, other than the Chairman and the President and Chief Executive Officer, in order to bring these salaries in line with market rates.

   Bonuses. The Board of Directors awarded cash bonuses to executive officers during 1998 based upon the financial performance of Motor Cargo. The Compensation Committee awarded bonuses for 1999 and 2000. The Compensation Committee considered a number of factors in awarding bonuses, including the financial performance of Motor Cargo and the achievement by Motor Cargo of short-term and long-term financial and strategic goals.

   Stock Options and Restricted Stock. In addition to salary and bonus, Motor Cargo has adopted the 1997 Stock Option Plan. Under the 1997 Stock Option Plan, officers and key employees are eligible to receive awards of stock options, stock appreciation rights and restricted stock. The number of stock options and/or shares of restricted stock granted to each executive officer is determined by a competitive compensation analysis and each individual's salary and responsibility.

                                          Harold R. Tate
                                          Robert Anderson
                                          James Clayburn LaForce, Jr.
                                          Merlin J. Norton

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee consists of Motor Cargo's Chairman and Chief Executive Officer and three non-employee directors. Currently, the members of the Compensation Committee are Harold R. Tate, Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton. None of the executive officers of Motor Cargo serve as a director of another corporation in a case where an executive officer of such other corporation serves as a director of Motor Cargo.

Corporate Performance

   The following graph compares the performance (total return on investment as measured by the change in the year-end stock price plus reinvested dividends) of $100 invested in Motor Cargo common stock with that of $100 invested in the U.S. Nasdaq Index and $100 invested in the Nasdaq Transportation Index for the period from November 24, 1997 to December 31, 2000. Index data was furnished by Standard & Poor's Compustat Services, Inc. Prior to Motor Cargo's initial public offering in November 1997, there was no established trading market for Motor Cargo common stock. Accordingly, no performance comparison is presented for any period prior to November 25, 1997.


                                     [CHART]

                               Base period   Indexed Returns Years Ending
  Company/Index                 25 Nov 97  Dec 97   Dec 98  Dec 99  Dec 00
  -------------                 ---------  ------   ------  ------  ------

  Motor Cargo Industries, Inc.    100      100.00    67.67   38.54   56.25
  Nasdaq US                       100       99.07   139.71  259.66  156.26
  Nasdaq Transportation           100      101.45    91.21   88.16   80.13


Compensation of Directors

   Motor Cargo pays each non-employee director $2,500 for each meeting of the Board of Directors and $500 for each telephonic meeting of the Board of Directors attended. Motor Cargo also reimburses such directors for their expenses incurred in connection with their activities as directors. On November 24, 1997, in connection with Motor Cargo's initial public offering, a non-qualified option to purchase 10,000 shares of Motor Cargo common stock at the initial public offering price of $12.00 per share was granted to each of Robert Anderson and James Clayburn LaForce, Jr.

   On January 26, 1999, the Board of Directors adopted the 1999 Stock Option Plan for Non-Employee Directors (the "1999 Stock Option Plan"). The purpose of the plan is to encourage the highest level of performance from those members of the Board of Directors who are not employees of Motor Cargo by providing them with a proprietary interest in the financial success of Motor Cargo. Pursuant to the 1999 Stock Option Plan, on January 26, 1999, the Board of Directors approved the cancellation of the existing stock options held by Messrs. Anderson and LaForce and granted new options to Mr. Anderson and Mr. LaForce. An option to purchase 17,500 shares of common stock at $7.50 per share was granted to each of Mr. Anderson and Mr. LaForce. The Board of Directors granted an option to Merlin J. Norton to purchase 17,500 shares of common stock at $8.19 per share upon his appointment to the Board of Directors on April 9, 2001. All outstanding options under the 1999 Stock Option Plan vest over a four-year period, with 25% of these options vesting on each of the first, second, third and fourth anniversaries of the date of grant. As a result of the approval of the Merger Agreement by the Board of Directors, all options outstanding under the 1999 Stock Option Plan became fully vested and exercisable in accordance with the terms of the 1999 Stock Option Plan. As permitted by the 1999 Stock Option Plan, the Board of Directors has determined that any unexercised options outstanding on the date the Merger is consummated will terminate, and in consideration of such termination, the holder of each option so terminated will be entitled to receive, with respect to each share of common stock subject to such option, an amount in cash (net of applicable withholdings) equal to the excess of $12.10 over the per share exercise price of such option.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to Motor Cargo during its most recent fiscal year and Form 5 and amendments thereto furnished to Motor Cargo with respect to its most recent fiscal year, and any written representations furnished to Motor Cargo, Motor Cargo believes that for the year ended December 31, 2000, all persons subject to the reporting requirements of Section 16(a) of the Exchange Act filed the required reports on a timely basis.

                            AUDIT COMMITTEE REPORT

   The members of the Audit Committee are Robert Anderson, James Clayburn LaForce, Jr. and Merlin J. Norton, each of whom is independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Board of Directors has adopted a written charter for the Audit Committee.

   The Audit Committee has reviewed and discussed Motor Cargo's audited financial statements for the fiscal year ended December 31, 2000 with management. The Audit Committee has also discussed with Grant Thornton LLP, Motor Cargo's independent auditors, the matters required to be discussed by SAS
61. The Audit Committee has also received the written disclosures and the letter from Grant Thornton required by Independence Standards Board Standard No. 1 and has discussed with Grant Thornton the matter of Grant Thornton's independence.

   Based on the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board of Directors that Motor Cargo's audited financial statements for the fiscal year ended December 31, 2000 be included in Motor Cargo's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 for filing with the Securities and Exchange Commission.

                                          Robert Anderson
                                          James Clayburn LaForce, Jr.
                                          Merlin J. Norton

                                                                       Annex II

                                    [GRAPHIC]
LETTERHEAD OF MORGAN KEEGAN


October 15, 2001

Board of Directors
Motor Cargo Industries, Inc.
845 W. Center Street
Salt Lake City, UT 84054

Members of the Board:

   We understand that Motor Cargo Industries, Inc. ("Motor Cargo") and Union Pacific Corporation ("UP") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 12, 2001 (the "Agreement"). The Agreement contains an offer (the "Exchange Offer") by UP to exchange the Consideration (defined below) for each share of common stock of Motor Cargo, no par value per share, issued and outstanding (the "Motor Cargo Common Stock") and provides, among other things, for the merger of Motor Cargo with and into a wholly-owned subsidiary of UP (the "Merger") after completion of the Exchange Offer (collectively the Exchange Offer and Merger are sometimes
hereinafter called the "Transaction").   The Exchange Offer is an offer by UP
to exchange each issued and outstanding share of Motor Cargo Common Stock for
 .26 shares of common stock, par value of $2.50, of UP (the "UP Common Stock") (the "Stock Consideration"), or $12.10 per share in cash (the "Cash Consideration"), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion. After completing the Exchange Offer, in the Merger each share of Motor Cargo Common Stock not so exchanged in the Exchange Offer (other than shares of Motor Cargo Common Stock acquired by UP in the Exchange Offer or otherwise held by UP, Motor Cargo or their respective affiliates) shall be converted into the right to receive the Cash Consideration. The Stock Consideration and Cash Consideration are hereafter collectively referred to as the "Consideration". Upon consummation of the Transaction, the business historically conducted by Motor Cargo will be operated as a separate wholly owned subsidiary of UP. The terms and conditions of the Transaction are more fully set forth in the Agreement.

   You have asked for our opinion as to whether the Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of the Motor Cargo Common Stock.

   For purposes of the opinion set forth herein, we have:

      i. reviewed the draft Agreement and the terms of the Transaction and drafts of certain related documents;

      ii. reviewed certain publicly available business and financial information relating to Motor Cargo and UP;

      iii. reviewed certain other information provided to us by Motor Cargo and UP and discussed the business prospects of Motor Cargo and UP with Motor Cargo's and UP's management;

      iv. reviewed the reported historical prices and historical trading activity for Motor Cargo Common Stock and UP Common Stock for the period from October 16, 2000 to the present;

      v. compared the financial performance of Motor Cargo and UP and the prices and trading activity of Motor Cargo Common Stock and UP Common Stock with that of certain other publicly-traded companies and their securities;

      vi. reviewed the financial terms, to the extent publicly available, of certain other business combinations and other transactions that we deemed relevant;

      vii. reviewed the potential pro forma impact of the Transaction on the estimated earnings per share for the year ended December 31, 2002 of UP under certain scenarios;

      viii. performed such other analyses and considered such other factors as we deemed appropriate.

   We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion and have not assumed any obligation independently to verify such information. We have assumed that the internal financial statements and other financial and operating data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Motor Cargo. We have also assumed that there have been no material changes in Motor Cargo's or UP's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have not made any independent valuation, inspection or appraisal of the assets or liabilities of Motor Cargo or UP, nor have we been furnished with any such appraisals or valuations. In addition, you have informed us that it is the intention of the parties that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and we have assumed that the Transaction will be consummated in accordance with the terms set forth in the draft Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In addition, we are not expressing any opinion as to the actual value of the UP Common Stock or the prices at which the UP Common Stock will trade following the date of this opinion.

   We have acted as financial advisor to Motor Cargo in connection with the Transaction and will receive a fee for such services, a portion of which will be paid in connection with the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction.

   Motor Cargo has agreed to indemnify us for certain liabilities that may arise out of rendering this opinion. In the past, Morgan Keegan & Company, Inc. has provided financial advisory and financing services for Motor Cargo and has received fees for the rendering of these services. In the ordinary course of our business, we may actively trade in the equity securities of Motor Cargo and UP for our own account and the accounts of our customers and, accordingly, may at any time hold a significant long or short position in such securities.

   Our opinion is directed to the Board of Directors of Motor Cargo in connection with its consideration of the Transaction and recommendation of the Transaction to the holders of Motor Cargo Common Stock. Our opinion is not a recommendation to any holder of Motor Cargo Common Stock to tender any shares in the Exchange Offer or vote for or against the Merger, nor is our opinion a recommendation or advice to any such holder as to the type of Consideration to be received in the Transaction. Our opinion addresses only the fairness, from a financial point of view, of the Consideration to the holders of Motor Cargo Common Stock and does not address the underlying business decision of Motor Cargo to engage in the Transaction, the relative merits of the Transaction as compared to any other alternative business strategy that might exist for Motor Cargo or the effect of any other transaction in which Motor Cargo might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, tender offer statement, proxy statement or any other document, nor shall this opinion be used for any other purpose, without our prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an exhibit and/or appendix to Motor Cargo's Schedule 14D-9 and, if necessary, the proxy statement in respect of the Transaction filed with the Securities and Exchange Commission and delivered to Motor Cargo shareholders.

   Based upon and subject to the foregoing, and in reliance thereon, we are of the opinion on the date hereof that the Consideration is fair, from a financial point of view, to the holders of the Motor Cargo's Common Stock.

                                    Very truly yours,

                                    Morgan Keegan & Company, Inc.


                                         /s/ JOHN H. GRAYSON JR.

                                    By:      John H. Grayson, Jr.
                                              Managing Director

                               INDEX TO EXHIBITS

Exhibit No. Description
----------- -----------

  (a)(1)    Preliminary Prospectus dated October 31, 2001 (incorporated by reference to Exhibit (a)(1) to the
            Schedule TO of Union Pacific filed on October 31, 2001).

  (a)(2)    Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Union Pacific filed on October 31, 2001).

  (a)(3)    Letter to holders of Motor Cargo common stock, dated October 31, 2001.*

  (a)(4)    Joint Press Release issued by Union Pacific Motor Cargo on October 15, 2001 (incorporated by reference to Exhibit 99.1 to Motor Cargo's Current Report on Form 8-K filed on October 16,
            2001).

  (a)(5)    Opinion of Morgan Keegan & Company, Inc. dated October 15, 2001 (included in Annex II hereto).*

  (e)(1)    Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo, Union
            Pacific and Merger Subsidiary (incorporated by reference to Exhibit 2.1 to Union Pacific's Current
            Report on Form 8-K filed on October 16, 2001).

  (e)(2)    Shareholder Agreement, dated October 15, 2001, between Union Pacific and Harold R. Tate
            (incorporated by reference to Exhibit 99.2 to Union Pacific's Current Report on Form 8-K filed on
            October 16, 2001).

  (e)(3)    Shareholder Agreement, dated October 15, 2001, between Union Pacific and Marvin L. Friedland
            (incorporated by reference to Exhibit 99.3 to Union Pacific's Current Report on Form 8-K filed on
            October 16, 2001).

  (e)(4)    Confidentiality Agreement, dated March 7, 2001, between Overnite Transportation Company and
            Morgan Keegan & Company, Inc., as agent for Motor Cargo.

  (e)(5)    Information Statement of Motor Cargo, dated October 31, 2001 (included as Annex1 hereto).*

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* Included in copies mailed to shareholders